BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 442-474-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

August 2, 2024

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn: Frank Knapp and Wilson Lee

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023
Amendment No.1 to Form 10-Q for the Quarter Ended March 31, 2024
File No. 333-218248

Gentlemen:

The Registrant hereby files its Amendment No. 1 to Form 10-K (“Amendment No. 1 to Form 10-K”) and its Amendment No. 1 to its Form 10-Q (“Amendment No. 1 to Form 10-Q”) (collectively the “Amendments”). The Amendments have been revised in accordance with the Commission’s comment letter dated July 24, 2024 (“Comment Letter”). To assist the staff in reviewing the Registrant’s responses, we have provided a copy of the Amendments “marked to show changes,” and our responses below correspond to each comment number in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 8. Consolidated Financial Statements And Supplemental Data

Report Of Independent Registered Public Accounting Firm

1. In accordance with your comment, we have changed the date of the audit report to April 16, 2024.

General

2. In accordance with your comment, we have revised the language in the Certifications filed as Exhibits to the Amendments to conform to the language set forth in the Exchange Act Rule 13a-14(a) (the “Rules”), and specifically to Amendment No. 1 to Form 10-Q, we have added paragraph 4(b) as required by the Rules.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesy in this matter.

/s/ William B. Barnett
Very truly yours,
Barnett & Linn
WWBB: lg
cc/ Patrick Liang, CEO